Exhibit 99.1

DragonWave Closes US$6.0 Million Public Offering

OTTAWA, CANADA — (Marketwired) — 08/08/16 — DragonWave Inc. (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that it has closed its underwritten public offering of common shares and warrants. The gross proceeds to DragonWave from this offering were US$6.0 million not including any future proceeds from the exercise of the warrants.

DragonWave sold US$6.0 million in the aggregate of Class A Units (1,760,880 Units) and Class B Units (30,164 Units), with each Class A Unit consisting of one common share, one five-year warrant (the “Long-Term Warrant”) to purchase one common share and two six-month warrants (the “Short-Term Warrant”) each to purchase one common share at a public offering price of US$3.35 per Class A Unit. Each Class B Unit consists of a pre-funded warrant (the “Pre-Funded Warrant”) to purchase one common share, one Long-Term Warrant and two Short-Term Warrants at a public offering price of US$3.34 per Class B Unit.

The Long-Term Warrants have an exercise price of US$4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of US$4.00 per share, are exercisable immediately and will expire on February 8, 2017. The common shares and the warrants are immediately separable and were issued separately. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of US$3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of US$0.01 per share.

Concurrent with the underwritten public offering in the United States, DragonWave has issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of US$211,050.

DragonWave currently intends to use the net proceeds from the offering, excluding any future proceeds from the exercise of the warrants, for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of its strategic priorities.

In connection with the U.S. public offering, Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, is acting as sole book-running manager.

The offering of common shares and warrants was made pursuant to an effective registration statement on Form F-1 filed with the Securities and Exchange Commission (SEC) and declared effective on August 2, 2016. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

The U.S. public offering is being made only by means of a prospectus. A final prospectus and prospectus supplement describing the terms of the offering have been filed with the SEC. Copies of the final prospectus and prospectus supplement relating to the securities being offered may also be obtained from Rodman & Renshaw via email at placements@hcwco.com. Electronic copies of the final prospectus and prospectus supplement are also available on the SEC’s website at http://www.sec.gov.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’scarrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to a variety of matters, including, without limitation, statements regarding DragonWave’s anticipated use of proceeds from the and other statements that are not purely statements of historical fact. These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of DragonWave and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements. All such forward-looking statements speak only as of the date they are made, and DragonWave undertakes no obligation to update or revise these statements, whether as a result of new information, future events or otherwise. Although DragonWave believes that the expectations reflected in these forward-looking statements are reasonable, these statements involve many risks and uncertainties that may cause actual results to differ materially from what may be expressed or implied in these forward-looking statements. For a further discussion of risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of DragonWave in general, see the risk disclosures in the Form 20-F of DragonWave for the year ended February 29, 2016 and in subsequent filings made with the SEC byDragonWave.

Media Contact:
Nadine Kittle
Marketing Communications
DragonWave Inc.
613-599-9991 ext. 2262
nkittle@dragonwaveinc.com
Media Contact:
Becky Obbema
Interprose Public Relations
(for DragonWave)
(408) 778-2024
Becky.Obbema@interprosepr.com
Investor Contact:
Peter Allen
President & CEO
DragonWave Inc.
613-599-9991 ext. 2222
Investor@dragonwaveinc.com

Source: DragonWave Inc.

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